Exhibit 99.1

Golden Star achieves commercial production at Wassa Underground Gold Mine

Commercial production achieved on time and on budget

TORONTO, Jan. 6, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that commercial production has been achieved at its Wassa Underground Gold Mine ("Wassa Underground") in Ghana, effective January 1, 2017.

The project construction of Wassa Underground, including the installation of all ancillary infrastructure, is essentially complete and operational, in accordance with the Company's planned schedule and budget.

Gold production is anticipated to continue to ramp up during 2017 as Golden Star's mining operations begin to access the B Shoot, which is a higher grade area of the Wassa Underground ore body.  The Company plans to begin longitudinal stoping of the B Shoot in the first quarter of 2017, with the larger, transverse stopes expected to be accessed in the third quarter of 2017.

Since Golden Star blasted the first stope at Wassa Underground in July 2016, the Company has been mining development and stope ore in the F Shoot.  Golden Star expects to announce its full year 2016 production results, including the production results for Wassa Underground, and its full year 2017 guidance in terms of production, operating costs and capital expenditures later in January 2017.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"Achieving commercial production at Wassa Underground marks the successful completion of a 17 month construction period.  It is also another important milestone in our transformation into a high grade, non-refractory gold producer.  Golden Star also anticipates that it will benefit from Wassa Underground's lower cost production, as a result of the higher grade ore being fed into the Wassa processing plant.  I want to thank our project construction team for their outstanding efforts as Wassa Underground was constructed safely, on schedule and within our capital budget.  I look forward to announcing our full year 2016 production results and our full year 2017 guidance later this month."

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815–US$925 per ounce.

Cautionary note regarding forward-looking information

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Such statements include: the ability to mine and access B Shoot; higher grades at B Shoot; the areas that are expected to be mined with longitudinal stoping; the areas expected to be mined with transverse stoping; the timing for accessing the first longitudinal stope at Wassa Underground; the timing for accessing the first transverse stope at Wassa Underground; the anticipated level of production in 2017; the cost of production at Wassa Underground; lower cost production at Wassa Underground and the benefits thereof; and the timing for releasing the full year 2016 production results and full year 2017 guidance. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties. Factors that could cause actual results to differ materially include timing of and unexpected events during exploration; variations in ore grade; variations in relative amounts of refractory, non-refractory and transition ores; technical or permitting issues; fluctuations in gold price and costs; availability of capital and/or external financing on acceptable terms; changes in U.S. and Canadian securities markets; and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these risks and other factors in the Company's Annual Information Form for the year ended December 31, 2015 and other filings of the Company with the United States Securities and Exchange Commission and the applicable Canadian securities regulatory authorities. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 06-JAN-17